UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously announced, effective January 1, 2018, the reporting currency of Orion Engineered Carbons S.A. (the “Company”) is the U.S. Dollar. In connection with the Company’s expected release of its first quarter 2018 results on May 17, 2018, the Company is providing illustrative selected historical financial information in U.S. Dollar for each of the three fiscal years ended December 31, 2015, 2016 and 2017 as well as illustrative selected historical financial information for the three months ended March 31, 2017, attached as Exhibits 99.1, 99.2 and 99.3 hereto. Such U.S. Dollar illustrative historical financial information is unaudited, and does not replace or supersede the actual consolidated financial statements of the Company prepared in Euro in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: May 7, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Summary of Selected Unaudited Consolidated Financial Information of Orion Engineered Carbons S.A.

99.2	Additional Selected Unaudited Consolidated Financial Information of Orion Engineered Carbons S.A.

99.3	Selected Operating and Financial Review and Prospect Information of Orion Engineered Carbons S.A.